                                                                       Exhibit D

                            METALLICA RESOURCES INC.
            MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
                                 SECURITIES ACT



ITEM 1.           REPORTING ISSUER:

                  Metallica Resources Inc.
                  36 Toronto Street, Suite 1000
                  Toronto, Ontario  M5C 2C5

ITEM 2.           DATE OF MATERIAL CHANGE

                  August 26, 2003

ITEM 3.           PRESS RELEASE

                  The press release attached as Attachment "A" was released over Business Wire in the United States and CCN Matthews in Canada on August 26, 2003 pursuant to section 75(1) of the Act.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  Metallica Resources Inc. announces that its second quarter results for the period ended June 30, 2003. The Company reported a loss of $388,595 ($0.01 per share) for the three months ended June 30, 2003 as compared to a loss for of $427,390 ($0.01 per share) for the same period last year. The Company reported a loss of $752,734 ($0.02 per share) for the six months ended June 30, 2003 as compared to a loss of $630,096 ($0.02 per share) for the comparable preceding period.

 ITEM 5.          FULL DESCRIPTION OF MATERIAL CHANGE

                  The material change is described in the press release attached as Attachment "A".

ITEM 6.           RELIANCE ON SECTION 75(3) OF THE ACT

                  not applicable

ITEM 7.           OMITTED INFORMATION

                  not applicable

ITEM 8.           SENIOR OFFICERS

                  The following senior officer of Metallica Resources Inc. may be contacted for additional information:

                  Mr. Richard J. Hall
                  Metallica Resources Inc.
                  c/o Metallica Management Inc.
                  12200 East Briarwood Avenue, Suite 165
                  Centennial, Colorado  80112

ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.

                  Dated as of August 26, 2003.

                                              "Richard J. Hall"
                                              --------------------------------
                                              Richard J. Hall, President & CEO

[METALLICA
 RESOURCES
   INC                           PRESS RELEASE
   LOGO]

ATTACHMENT #A

                             Press Release No. 03-06
                  METALLICA RESOURCES ANNOUNCES SECOND QUARTER
                                     RESULTS

August 26, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, OTCBB:
METLF) is pleased to report its second quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company's website at www.metal-res.com.

Selected Financial Data

                                                       THREE MONTHS      THREE MONTHS          SIX MONTHS          SIX MONTHS
                                                        ENDED JUNE        ENDED JUNE           ENDED JUNE          ENDED JUNE
                                                         30, 2003           30, 2002           30, 2003             30, 2002
Net loss                                                $(388,595)        $  (427,390)        $  (752,734)        $  (630,096)

Cash flows from (used in) operating activities           (288,094)           (380,471)           (515,437)           (653,890)
Cash flows from (used in) investing activities           (650,653)           (162,098)         (2,883,483)           (396,513)
Cash flows from (used in) financing activities             (1,007)          4,012,306           9,471,326           4,039,106
Increase (decrease) in cash and cash equivalents         (939,754)          3,469,737           6,072,406           2,988,703

                                                        JUNE 30,           DECEMBER 31,
                                                          2003                 2002
Current assets:
    Cash                                              $ 10,593,292         $  4,520,886
    Value-added tax and other current assets               502,069              285,480
Mineral properties and deferred exploration
  expenditures                                          25,902,598           12,587,193
Total assets                                            37,230,169           17,491,038

Current liabilities:
    Acquisition debt - Cerro San Pedro project          10,754,390                   --
    Other current liabilities                              653,454              403,067

Share capital                                           52,550,498           43,068,285
Deficit                                                (26,733,048)         (25,980,314)

The Company reported a loss of $388,595 ($0.01 per share) for the three months ended June 30, 2003 as compared to a loss for of $427,390 ($0.01 per share) for the same period last year. The decrease in loss for the current period results from lower general and administrative expenses, which was partially offset by interest accretion on acquisition debt owed to Glamis Gold Ltd. ("Glamis") for the purchase of its 50% interest in the Cerro San Pedro project in February 2003. The Company reported a loss of $752,734 ($0.02 per share) for the six months ended June 30, 2003 as compared to a loss of $630,096 ($0.02 per share) for the comparable preceding period. The increase in loss for the current year-to-date period results primarily from interest accretion on acquisition debt, which was partially reduced by lower general and administrative expenses.

The Company's cash and cash equivalents decreased by $939,754 for the three months ended June 30, 2003 as compared to an increase in cash and cash equivalents of $3,469,737 for the three months ended March 31, 2002. The $4,409,491 decrease in cash inflows is due to a private placement in the preceding period as compared to nil private placements in the current period, and higher expenditures on deferred exploration in the current period due to the acquisition of Glamis' interest in the Cerro San Pedro project. For the six-month period ended June 30, 2003, cash and cash equivalents increased by $6,072,406 as compared to an increase of $2,988,703 for the preceding comparable period. The $3,083,703 increase in cash inflows is due to an increase in private placement proceeds in 2003, which was partially reduced by an initial payment to Glamis to acquire the Cerro San Pedro project and increased spending in the current year on the Cerro San Pedro project.

The Company's purchase of Glamis' interest in Cerro San Pedro in February 2003 resulted in an acquisition fair value of $12,423,588 being capitalized to mineral properties and deferred exploration expenditures.

Acquisition debt was initially recorded at $10,516,807 and represents the present value of future cash payments totaling $11,000,000, discounted at 6%. Interest accretion for the six months ended June 30, 2003 totaled $237,583, resulting in acquisition debt at June 30, 2003 of $10,754,390. Acquisition debt does not include contingent consideration totaling $5 million that is due to Glamis upon commencement of commercial production and one year from commencement of commercial production.

In August 2003, the Company made a $5 million acquisition debt payment to Glamis. Management believes that the Company's remaining cash balances are sufficient for it to fund initial development activities at the Cerro San Pedro Project for 2003, and fund ongoing exploration, and general and administrative expenditures for at least the next year. In the event that the Company does not have the financial ability to make a $6 million acquisition debt payment due to Glamis in February 2004, that payment can be made in common shares of the Company.

The Company's focus for 2003 continues to be the development of its 100%-owned Cerro San Pedro project. Approximately $2.2 million has been budgeted for initial development activities in 2003. The Company is evaluating proposals for project construction and contract mining, and anticipates that its review will be completed by September 2003. Commencement of project construction is contingent upon completion of certain requirements identified in the mining permits and the Company's ability to obtain adequate financing.

The Company's goal continues to be to raise an estimated $40 million in late 2003 through a combination of equity and debt financing in order to fulfill its debt obligations to Glamis, construct the mine and provide the Company with an adequate level of working capital. While the Company has had success in raising funds in past years, there are no assurances that it will be successful in the future, or that $40 million will be sufficient.

METALLICA RESOURCES is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 42.6 million shares outstanding. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.